UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark
Jacobs Entertainment, Inc.
17301 West Colfax Avenue, Suite 250
Golden, Colorado  80401
303.215.5201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey P. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,066,233

	8.	Shared Voting Power -0- (See Item 5)

	9.	Sole Dispositive Power 5,066,233

	10.	Shared Dispositive Power -0- (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,066,233

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jeffrey P. Jacobs Revocable Trust dated July 10, 2000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,763,699

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) 00(1)

(1)           The Reporting Person is a revocable trust.

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacobs Entertainment, Inc., #34-1959351

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 553769100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gameco Holdings, Inc., #34-1962581

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,936

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

Purpose of Amendment

The purposes of this amendment are to:  (i) report the disposition of all shares held by The Richard E. Jacobs Revocable Trust pursuant to a bequest to The Jeffrey P. Jacobs Revocable Trust; and (ii) add the latter trust as a Reporting Person and a Member of the Group.  Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the initial Schedule 13D filed by the Reporting Persons on November 9, 2006 (the “Initial Filing”) as amended by Amendments 1 through 7 thereto incorporated herein by this reference.

Item 5.                    Interest in Securities of the Issuer.

(a)           The Reporting Persons own beneficially an aggregate of 5,066,233 shares of the Issuer or 18.4% of its shares outstanding, based upon 27,475,260 shares stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares

Jeffrey P. Jacobs	274,980
The Jeffrey P. Jacobs Revocable Trust	2,763,699
Jacobs Entertainment, Inc.	813,618
Gameco Holdings, Inc.	1,213,936
5,066,233

By virtue of the relationships described in Item 2 of this Statement (including related Schedules I and II) and this Item 5, Jacobs Investments, Inc., Jeffrey P. Jacobs and his family trusts may be deemed to share indirect beneficial ownership of shares of the Issuer’s common stock directly owned by Jacobs Entertainment, Inc., Gameco Holdings, Inc. and the Jeffrey P. Jacobs Revocable Trust. See Schedule II attached hereto.

(b)           Each of the Reporting Persons has the power to vote and to dispose of shares of the Issuer as follows:

Jeffrey P. Jacobs

(i) sole power to vote or direct the vote:	5,066,233
(ii) shared power to vote or direct the vote:	0
(iii) sole power to direct disposition:	5,066,233
(iv) shared power to direct disposition:	0

The Jeffrey P. Jacobs Revocable Trust

(i) sole power to vote or direct the vote:	0
(ii) shared power to vote or direct the vote:	0
(iii) sole power to direct disposition:	0
(iv) shared power to direct disposition:	0

Jacobs Entertainment, Inc.

(i) sole power to vote or direct the vote:	0
(ii) shared power to vote or direct the vote:	0
(iii) sole power to: direct disposition	0
(iv) shared power to direct disposition:	0

Gameco Holdings, Inc.

(i) sole power to vote or direct the vote:	0
(ii) shared power to vote or direct the vote:	0
(iii) sole power to direct disposition:	0
(iv) shared power to direct disposition:	0

(c)           On June 5, 2009, Richard E. Jacobs died.  He was the settlor, trustee and beneficiary of The Richard E. Jacobs Revocable Trust, one of the initial Reporting Persons hereunder.  On July 31, 2009 all shares of the Issuer owned by Mr. Jacobs’ trust were bequeathed and distributed to his son’s trust, The Jeffrey P. Jacobs Revocable Trust.  That trust is now a Member of the Reporting Group hereunder.

(d)           No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by him or it.

(e)           The Richard E. Jacobs Revocable Trust ceased to be a Reporting Person as of July 31, 2009.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated: August 6, 2009	Jeffrey P. Jacobs
Jacobs Entertainment, Inc.
The Jeffrey P. Jacobs Revocable Trust
Gameco Holdings, Inc.

	By:	/s/ Stephen R. Roark
Stephen R. Roark
Pursuant to Power of Attorney

SCHEDULE I

Directors, Executive Officers and Persons Controlling Jacobs Entertainment, Inc.

Set forth below is the name, present principal occupation, or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted for the director and executive officer of Jacobs Entertainment, Inc.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Jacobs Entertainment, Inc., 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

Director

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

11770 US Highway One

North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, Secretary, and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada, and Virginia.

Executive Officers

Jeffrey P. Jacobs

Chairman, Chief Executive Officer, Secretary, and Treasurer

Stephen R. Roark

President

Ian M. Stewart

President of Pari-Mutuel Operations

Michael T. Shubic

Chief Operating Officer

Controlling Persons

Jacobs Entertainment, Inc. has 1,500 shares of common stock outstanding divided into 1,320 Class A shares and 180 Class B shares.  The shares are equal in all respects except that each Class B share entitles the holder to 50,000 votes on each matter required to be voted upon by stockholders.  All 1,500 shares of Jacobs Entertainment, Inc.’s issued and outstanding common stock are owned by Jacobs Investments, Inc.  See Schedule II.

SCHEDULE II

Directors, Executive Officers and Persons Controlling Gameco Holdings, Inc.

Set forth below is the name, present principal occupation, or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted for the director and executive officer of Gameco Holdings, Inc.  The individual is a citizen of the United States, and his business address is set forth below.

Director

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

11770 US Highway One

North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, Secretary, and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada, and Virginia.

Executive Officer

Jeffrey P. Jacobs

President, Chief Executive Officer, Secretary, and Treasurer

Controlling Persons

As of August 1, 2008 all of the equity securities of Gameco Holdings, Inc. were transferred by Jeffrey P. Jacobs, the Jacobs Family Control Trust, the Jacobs Family Economic Trust, The Richard E. Jacobs Revocable Trust, and The Richard E. Jacobs Irrevocable Trust to Jacobs Investments, Inc., a Delaware corporation engaged in owning and managing various investments.

On October 1, 2008, Jacobs Investments, Inc. redeemed 994 of its Class A shares (38% of those then outstanding) and 180 of its Class B shares (50% of those then outstanding) which were then owned by The Richard E. Jacobs Revocable Trust.

Following the redemption described above, Jeffrey P. Jacobs, the Jacobs Family Economic Trust and the Jacobs Family Control Trust, collectively owned an aggregate of 1,320 Class A shares (80% of those outstanding) and 180 Class B shares (100% of those outstanding) of Jacobs Investments, Inc.  Both trusts are dynasty trusts established by Jeffrey P. Jacobs for the benefit of his current and future heirs and place certain restrictions on the transfer of the shares by the trustee.  The current trustee of both trusts is Stanley R. Gorom III, a partner in the Cleveland, Ohio law firm of Hahn Loeser & Parks, LLP.  The trusts were formed under the laws of the State of Delaware.  The Richard E. Jacobs Irrevocable Trust (Jeffrey P. Jacobs, trustee) owned 20% of Jacobs Investments, Inc.’s Class A shares until June 2, 2009 when they were redeemed by JII thereby making Jeffrey P. Jacobs and his two family trusts identified above the sole owners of JII.